Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4072	eknettel@hfgcg.com
nachum@audiocodes.com	shirley.nakar@audiocodes.com

AudioCodes Reports Fourth Quarter and Year End 2007 Results

Quarterly Revenues Rise 6.0% Sequentially to $42.8 million

Lod, Israel – February 4, 2008 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the fourth quarter and fiscal year ended December 31, 2007.

Revenues for the fourth quarter ended December 31, 2007 were a record $42.8 million compared to $40.4 million for the quarter ended September 30, 2007 and $42.6 million for the quarter ended December 31, 2006. Fourth quarter revenues grew 6.0% sequentially and increased 0.5% compared to the fourth quarter of 2006. GAAP net income was $1.3 million, or $0.03 per diluted share, for the fourth quarter of 2007 compared to $225,000, or $0.01 per diluted share, for the third quarter of 2007 and $671,000, or $0.02 per diluted share, for the corresponding period last year.

Revenues for the year ended December 31, 2007 were a record $158.2 million compared to $147.4 million in 2006, a year-over-year increase of $10.9 million, or 7.4%. The Company reported a net loss of $1.8 million, or $0.04 per diluted share, for 2007 compared to net income of $6.9 million, or $0.16 per diluted share, for 2006.

Non-GAAP net income was $3.7 million, or $0.08 per diluted share, in the fourth quarter of 2007 compared to non-GAAP net income of $2.8 million, or $0.06 per diluted share, in the third quarter of 2007 and $3.6 million, or $0.08 per diluted share, in the fourth quarter of 2006. Non-GAAP net income in 2007 was $8.3 million, or $0.19 per diluted share, compared to non-GAAP net income of $16.6 million, or $0.37 per diluted share for 2006. Non-GAAP net income excludes (i) stock-based compensation expenses and (ii) amortization expenses related to the Nuera, Netrake and CTI Squared acquisitions. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this release.

Cash flow from operating activities was $9.0 million in the fourth quarter of 2007, and totaled $12.4 million in 2007, compared to $6.6 million in 2006.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $143.0 million as of December 31, 2007 compared to $134.2 million as of September 30, 2007, and $133.6 million as of December 31, 2006. The year-over-year net increase was primarily attributable to positive cash flow from operations and financing activities.

“AudioCodes is pleased to report record quarterly and annual revenues and a third consecutive quarter of sequential top line growth driven primarily by the strength of our networking business,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “With our networking business growing over 30% year over year for the third straight year, and surpassing $100 million in 2007, we remain confident in the continued expansion of our networking business in coming years. Leading the growth were sales of CPE devices and mid-density Media Gateways, both of which grew above 40% in 2007. In addition to growing revenues, we were successful in maintaining better control over operational expenses which allowed us to finish 2007 with efficiency gains that returned non-GAAP operating income margins back to 8% in the fourth quarter and contributed to $9.0 million of cash flow from operations in the last three months of 2007. Based on new customers and OEM design wins in 2007, the continued evolution of VoIP into the telecom mainstream, consolidation in our industry, increased investments in our sales and customer support worldwide and further investments in our technology and products, we believe we are well positioned for continued growth in 2008,” concluded Mr. Adlersberg.

Conference Call & Webcast Information
AudioCodes will conduct a conference call on Tuesday, February 5, 2008 to discuss the fourth quarter and year end 2007 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at www.audiocodes.com.

About AudioCodes
AudioCodes Ltd. (NasdaqGS: AUDC), provides innovative, reliable and cost-effective Voice over IP (VoIP) technology, Voice Network Products, and Value Added Applications to Service Providers, Enterprises, OEMs, Network Equipment Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway, and media processing enabling technologies based on VoIPerfect – AudioCodes’ underlying, best-of-breed, core media architecture. The company is a market leader in VoIP equipment, focused on VoIP Media Gateway, Media Server, Session Border Controllers (SBC), Security Gateways and Value Added Application network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past ten years and is a key player in the emerging best-of-breed, IMS based, VoIP market. The Company is a VoIP technology leader focused on quality and interoperability, with a proven track record in product and network interoperability with industry leaders in the Service Provider and Enterprise space. AudioCodes Voice Network Products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, cable, enhanced voice services, video, and Enterprise IP Telephony markets. AudioCodes’ headquarters are located in Israel, with R&D in the U.S. Other AudioCodes’ offices are located in Europe, India, the Far East, and Latin America. For more information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions: the integration of acquired companies’ products and operations into AudioCodes’ business: and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

(c) 2007 AudioCodes Ltd. All rights reserved, AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia, OSN, Open Solutions Network, What’s Inside Matters, Your Gateway To VoIP, 3GX and Nuera, Netrake, InTouch, CTI(2) and CTI Squared are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2007	December 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,063	$25,171
Short-term bank deposits and structured notes	18,065	28,658
Short-term marketable securities and accrued interest	17,244	29,422
Trade receivables, net	25,604	30,501
Other receivables and prepaid expenses	6,592	3,309
Inventories	18,736	16,093

Total current assets	161,304	133,154

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	32,670	30,435
Long-term marketable securities	-	19,942
Investments in companies	1,343	3,999
Deferred tax assets	2,058	3,742
Severance pay funds	9,799	7,231

Total long-term investments	45,870	65,349

PROPERTY AND EQUIPMENT, NET	7,094	7,847

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	19,007	21,853

GOODWILL	119,855	108,853

Total assets	$353,130	$337,056

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,849	$7,522
Other payables and accrued expenses	28,780	28,139

Total current liabilities	37,629	35,661

DEFERRED TAX LIABILITIES	6,606	7,780

ACCRUED SEVERANCE PAY	11,168	7,915

SENIOR CONVERTIBLE NOTES	121,198	121,015

Total shareholders' equity	176,529	164,685

Total liabilities and shareholders' equity	$353,130	$337,056

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
			(Unaudited)

Revenues	$158,235	$147,353	$42,840	$42,613

Cost of revenues	69,185	61,242	18,673	18,124

Gross profit	89,050	86,111	24,167	24,489

Operating expenses:
Research and development, net	40,706	35,416	10,086	10,701
Selling and marketing	42,900	37,664	10,818	11,218
General and administrative	9,637	8,766	2,437	2,530

Total operating expenses	93,243	81,846	23,341	24,449

Operating income (loss)	(4,193)	4,265	826	40
Financial income, net	2,670	3,817	784	754
Equity in losses of affiliated companies	1,097	916	346	244

Income (loss) before taxes on income	(2,620)	7,166	1,264	550
Taxes (tax benefit) on income (loss), net	(772)	289	(75)	(121)

Net income (loss)	$(1,848)	$6,877	$1,339	$671

Basic net earnings (loss) per share	$(0.04)	$0.16	$0.03	$0.02

Diluted net earnings (loss) per share	$(0.04)	$0.16	$0.03	$0.02

Weighted average number of shares used in computing basic
net earnings (loss) per share (in thousands)	42,699	41,717	43,080	42,079

Weighted average number of shares used in computing
diluted net earnings (loss) per share (in thousands)	42,699	43,689	43,938	42,846

AUDIOCODES LTD. AND ITS SUBSIDIARIES NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Revenues	$158,235	$147,353	$42,840	$42,613

Cost of revenues *) **)	66,079	59,381	17,960	17,277

Gross profit	92,156	87,972	24,880	25,336

Operating expenses:
Research and development, net *)	37,695	32,363	9,456	9,873
Selling and marketing *) **)	38,380	33,514	9,779	9,827
General and administrative *)	8,770	7,360	2,209	2,215

Total operating expenses	84,845	73,237	21,444	21,915

Operating income	7,311	14,735	3,436	3,421
Financial income, net	2,670	3,817	784	754
Equity in losses of affiliated companies	1,097	916	346	244

Income before taxes on income	8,884	17,636	3,874	3,931
Taxes on income, net	561	994	224	293

Non-GAAP net income	$8,323	$16,642	$3,650	$3,638

Non-GAAP diluted net earnings per share	$0.19	$0.37	$0.08	$0.08

Weighted average number of shares used in computing
non-GAAP diluted net earnings per share (in thousands)	43,740	50,605	43,955	50,466

*) Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006

**) Excluding amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$(1,848)	$6,877	$1,339	$671

GAAP Diluted net earnings (loss) per share	$(0.04)	$0.16	$0.03	$0.02

Cost of revenues:
Stock-based compensation (*)	613	620	131	200
Amortization expenses (**)	2,493	1,241	582	647

	3,106	1,861	713	847
Research and development, net:
Stock-based compensation (*)	3,011	3,053	630	828

Selling and marketing:
Stock-based compensation (*)	3,476	3,628	778	1,124
Amortization expenses (**)	1,044	522	261	267

	4,520	4,150	1,039	1,391
General and administrative:
Stock-based compensation (*)	867	1,406	228	315

Income tax effect (**)	(1,333)	(705)	(299)	(414)

Non- GAAP Net income	$8,323	$16,642	$3,650	$3,638

Non-GAAP Diluted net earnings per share	$0.19	$0.37	$0.08	$0.08

*) Stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006.

**) Amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended Decmber 31,
	2007	2006	2007	2006
			(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(1,848)	$6,877	$1,339	$671
Adjustments required to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	7,789	5,543	1,867	1,916
Net loss from sale of marketable securities	-	15	-	-
Amortization of marketable securities premiums
and accretion of discounts, net	39	225	(11)	52
Equity in losses of affiliated companies	1,097	916	346	244
Increase (decrease) in accrued severance pay, net	356	203	152	(30)
Stock-based compensation expenses	7,967	8,707	1,767	2,467
Amortization of senior convertible notes discount
and deferred charges	203	199	52	50
Increase in accrued interest on marketable
securities, bank deposits and structured notes	(519)	(130)	(92)	(476)
Decrease (increase) in deferred tax assets	1,684	(298)	2,020	(255)
Decrease (increase) in trade receivables, net	5,014	(9,751)	3,987	(4,440)
Decrease (increase) in other receivables and
prepaid expenses	(1,504)	1,457	(867)	1,796
Increase in inventories	(2,643)	(1,954)	(970)	(265)
Increase (decrease) in trade payables	1,263	(2,671)	2,085	(1,591)
Increase (decrease) in other payables and accrued
expenses	(5,181)	(2,005)	(2,413)	732
Decrease in deferred tax liabilities	(1,331)	(703)	(298)	(414)

Net cash provided by operating activities	12,386	6,630	8,964	457

Cash flows from investing activities:
Investment in short-term bank deposits	(18,065)	-	(18,065)	-
Investment in long-term bank deposits	(11,000)	(20,000)	-	-
Proceeds from sale and maturity of marketable
securities	31,600	9,979	9,000	5,000
Proceeds from bank deposits	28,700	51,300	-	-
Investments in companies	(1,003)	(3,453)	-	(1,802)
Payment for acquisition of Nuera*)	-	(82,520)	-	-
Payment for acquisition of Netrake*)	-	(13,836)	-	-
Payment for acquisition of CTI Squared*)	(4,897)	-	-	-
Purchase of property and equipment	(2,629)	(3,067)	(574)	(1,352)
Proceeds from sale of property and equipment	-	-	-	-
Proceed from structured notes called by the bank	10,000	-	10,000	-

Net cash provided by (used in) investing activities	32,706	(61,597)	361	1,846

AUDIOCODES LTD. AND ITS SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
			(Unaudited)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of
options and employee stock purchase plan	4,800	9,181	158	216

Net cash provided by financing activities	4,800	9,181	158	216

Increase (decrease) in cash and cash equivalents	49,892	(45,786)	9,483	2,519
Cash and cash equivalents at the beginning of the
period	25,171	70,957	65,580	22,652

Cash and cash equivalents at the end of the period	$75,063	$25,171	$75,063	$25,171

*) Excluding cash and cash equivalents